Exhibit 99.1

NEWS RELEASE

Fortuna reports solid production of 103,459 gold equivalent ounces for the first quarter of 2025

Vancouver, April 10, 2025: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) reports production results for the first quarter of 2025 from its four operating mines in West Africa and Latin America.

Q1 2025 highlights

•	Gold production of 91,893 ounces; compared to 89,678 oz Au in Q1 2024[2] and 95,993 oz Au in Q4 2024[3]

•	Gold equivalent production of 103,459 ounces[1]; compared to 112,543 Au Eq oz (GEOs) in Q1 2024[2] and 116,358 GEOs in Q4 2024[3]

•	The Lindero leach pad expansion project was completed in Q1 and delivered to operations on time and within budget at a total cost of $51.8 million. The expansion provides sufficient capacity for an additional 10 years of production.

•	Repurchased 916,900 common shares at an average price of $4.53 per share for a total of $4,155,539

Fortuna reiterates its 2025 annual production guidance range of 334,000 to 373,000 ounces of gold and 0.9 to 1.0 million ounces of silver or between 380,000 and 422,000 GEOs, including lead and zinc by-products (refer to Fortuna news release dated January 21, 2025). All amounts expressed in this news release are in US dollars unless otherwise stated.

Q1 2025 Consolidated GEO production

		GEO Production
	Q1 2025	Q4 2024[4]	2025 Annual Guidance[3,5] (000)
Séguéla, Côte d’Ivoire	38,500	34,556	134 - 147
Yaramoko, Burkina Faso	33,073	27,177	107 - 121
Lindero, Argentina	20,320	23,262	93 - 105
San Jose, Mexico[6]	-	13,055
Caylloma, Peru	11,566	14,493	46 - 49
Total	103,459	112,543	380 - 422

Notes:

1.	GEO includes gold, silver, lead, and zinc and is calculated using the following metal prices: $2,885/oz Au, $31.77/oz Ag, $1,971/t Pb and $2,841/t Zn or Au:Ag = 1:90.82, Au:Pb = 1:1.46, Au:Zn = 1:1.02
2.	Refer to Fortuna news release dated April 8, 2024, “Fortuna reports strong gold equivalent production of 112,543 ounces in the first quarter of 2024”
3.	Refer to Fortuna news release dated January 21, 2025, “Fortuna reports record production of 455,958 Au Eq ounces for 2024 and provides 2025 outlook.”
4.	GEO includes gold, silver, lead, and zinc and is calculated using the following metal prices: $2,087/oz Au, $23.43/oz Ag, $2,084/t Pb and $2,450/t Zn or Au:Ag = 1:89.08, Au:Pb = 1:1.00, Au:Zn = 1:0.85
5.	GEO includes gold, silver, lead, and zinc and is calculated using the following metal prices: $2,500/oz Au, $30.0/oz Ag, $2,100/t Pb and $2,700/t Zn or Au:Ag = 1:83.30, Au:Pb = 1:1.19, Au:Zn = 1:0.93
6.	The San Jose Mine was placed on care and maintenance on December 24, 2024 as the Company decided to enter a strategic process to divest of the non-core asset. Refer to news release dated March 12, 2025.

West Africa Region

Séguéla Mine, Côte d’Ivoire: Continued strong production

	Q1 2025	Q4 2024
Tonnes milled	444,004	430,117
Average tpd milled	4,933	4,727
Gold grade (g/t)	2.76	2.95
Gold recovery (%)	93.13	91.7
Gold production (oz)[1]	38,500	35,244

Note:

1.	Production includes doré only

Mining

Mine production totaled 477,333 tonnes of ore, averaging 2.53 g/t Au, containing an estimated 38,869 ounces of gold from the Antenna, Ancien, and Koula pits. Movement of waste during the quarter totaled 5,467,358 tonnes, for a strip ratio of 11.5:1. Mining continued to be focused on the Antenna, Koula, and Ancien Pits.

Resource upgrade drilling continued successfully, as well as permitting and project study work at the Kingfisher, and the Sunbird underground deposits with the intention of integrating them into the life of mine plan later this year.

Processing

In the first quarter of 2025, Séguéla produced 38,500 ounces of gold at an average head grade of 2.76 g/t Au, a 9 percent increase and 6 percent decrease, respectively, compared to the fourth quarter in 2024. Recoveries increased compared to the previous quarter as operational performance improved following the rise in throughput achieved in previous quarters. Mill throughput averaged 216 t/hr for the quarter, 40 percent above name plate capacity.

Yaramoko Mine, Burkina Faso: Maintaining targeted production

	Q1 2025	Q4 2024
Tonnes milled	134,692	102,105
Average tpd milled	1403	1,122
Gold grade (g/t)	7.81	9.18
Gold recovery (%)	97.43	98.16
Gold production[1] (oz)	33,073	29,576

Note:

1.	Production includes doré only

In the first quarter of 2025, 134,692 tonnes of ore were treated at an average head grade of 7.81 g/t Au, producing 33,073 ounces of gold. This represents a 15 percent decrease in grade, and a 12 percent increase in production, compared to the fourth quarter in 2024. Grades were lower due to planned changes in stope sequencing but were offset by higher tonnes milled due to increased production from underground mining activities. Mining commenced at the 109 Zone open pit with ore and waste movement exceeding planned quantities.

A total of 143,771 tonnes were mined at an average grade of 7.06 g/t Au, of which 90,625 tonnes were mined averaging 8.67 g/t Au from 55 Zone, 21,695 tonnes averaging 8.99 g/t Au from QV Prime, and 31,452 tonnes of ore averaging 1.06 g/t Au from the 109 Zone open pit.

Latin America Region

Lindero Mine, Argentina: Leach pad expansion completed

	Q1 2025	Q4 2024
Ore placed on pad (t)	1,753,016	1,757,290
Gold grade (g/t)	0.55	0.60
Gold production[1] (oz)	20,320	26,806

Note:

1.	Lindero production includes doré, gold-in-carbon, and gold in copper concentrate

During the first quarter of 2025, 1.46 million tonnes of ore were mined, with a stripping ratio of 1.8:1 in line with the plan for the year. A total of 1.75 million tonnes of ore were placed on the leach pad averaging 0.55 g/t Au, containing an estimated 30,943 ounces of gold. Tonnes of ore placed on the leach pad was similar to the previous quarter.

Lindero’s gold production for the quarter was 20,320 ounces, comprised of 18,983 ounces in doré bars, 615 ounces contained in rich fine carbon, 39 ounces contained in copper precipitate, and 963 ounces contained in precipitated sludge. The 24 percent decrease in production compared to the previous quarter is explained by the 8 percent lower ore grade placed on the pad since December 2024 and timing in the leaching of gold from the pad. This is in line with the planned mining sequence and expected kinetics for the period.

The leach pad expansion project was completed at the end of the first quarter, with minor close-out activities and demobilization now taking place. This expansion will serve the mine for the next decade.

The 14.5 MWh photovoltaic plant project is approximately 76 percent complete, with earthworks and hydraulic works both finished. Installation of trackers, panels, and electric works are ongoing, and the project remains on schedule to be completed by the third quarter of 2025.

Caylloma Mine, Peru: Continues to outperform

	Q1 2025	Q4 2024
Tonnes milled	136,659	139,761
Average tpd milled	1,553	1,553
Silver grade (g/t)	67	67
Silver recovery[1] (%)	83.15	83.32
Silver production (oz)	242,993	249,238
Lead grade (%)	3.21	3.36
Lead recovery (%)	91.32	91.73
Lead production (lbs)	8,836,127	9,499,719
Zinc grade (%)	5.01	4.94
Zinc recovery (%)	91.32	91.14
Zinc production (lbs)	13,772,278	13,873,690

Note:

1.	Metallurgical recovery for silver is calculated based on silver content in lead concentrate

In the first quarter of 2025, Caylloma produced 242,993 ounces of silver at an average head grade of 67 g/t Ag, achieving similar production to the previous quarter.

Zinc and lead production was 13.8 and 8.8 million pounds, respectively, with average head grades of 5.01 % Zn and 3.21 % Pb, consistent production when compared to the preceding quarter, and is in line with the planned mining sequence for the period.

Gold equivalent production for the first quarter totaled 11,566 ounces.

Qualified Person

Eric Chapman, Senior Vice President of Technical Services of Fortuna, is a Professional Geoscientist registered with Engineers and Geoscientists British Columbia (Registration Number 36328) and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with four operating mines and exploration activities in Argentina, Burkina Faso, Côte d’Ivoire, Mexico and Peru, as well as the Diamba Sud Gold Project located in Senegal. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; statements reiterating the Company’s 2025 annual production guidance and the likelihood of the Company meeting such annual production guidance; the Company’s expectations regarding integrating the Kingfisher and Sunbird underground deposits into the Séguéla life of mine plan; the expected timing for the completion of the photovoltaic plant project at the Lindero Mine; statements that the leach pad expansion project will serve the Lindero Mine for the next decade; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; the Company’s ability to comply with contractual and permitting or other regulatory requirements; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada) risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian conflict and the Israel – Hamas war, and the impacts such conflicts may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; risks associated with climate change legislation; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected head grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

All dollar amounts in this news release are expressed in United States dollars.

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